Exhibit (a)(1)(D)

Form of Confirmation to Eligible Participants

A10 Networks, Inc. (“A10”) has received your election form via [A10’s offer website][facsimile] by which you elected to accept or reject A10’s offer to exchange certain outstanding options for restricted stock units with respect to some or all of your outstanding eligible option grants, subject to the terms and conditions of the offer.

Your election has been recorded as follows:

Name:
Employee ID #:
Date:

Eligible Option Grant Date	Eligible Option Grant Number	Per Share Exercise Price of Eligible Option Grant	Total Number of Shares Subject to Eligible Option Grant (as of December 17, 2015)	Elect to Exchange Entire Eligible Option Grant?
[DATE]	[NUMBER]	[PRICE]	[NUMBER]	[Yes / No]
[DATE]	[NUMBER]	[PRICE]	[NUMBER]	[Yes / No]
[DATE]	[NUMBER]	[PRICE]	[NUMBER]	[Yes / No]
Total:			[NUMBER]

If you change your mind regarding your election, you may change your election to accept or reject the offer with respect to some or all of your eligible option grants by submitting a new, properly completed, signed and dated election form. The new election form must be delivered via A10’s offer website or facsimile no later than the offer expiration date, currently expected to be 9:00 p.m., Pacific Time, on December 17, 2015.
Only election forms that are properly completed, signed, dated and actually received by A10 via the offer website or facsimile before the offer expires will be accepted. Election forms submitted by any other means, including email, hand delivery, interoffice, U.S. mail (or other post) and Federal Express (or similar delivery service) are not permitted. If you have questions, please direct them to A10 Stock Administration by email at stockadmin@a10networks.com or phone (408) 240-9341.
Please note that our receipt of your election form is not by itself an acceptance of the eligible options for exchange. For purposes of the offer, A10 will be deemed to have accepted eligible options for exchange that are validly tendered and not properly withdrawn as of when A10 gives oral or written notice to the option holders generally of its acceptance for exchange of such eligible options, which notice may be made by press release, email or other method of communication. A10’s formal acceptance of the properly tendered eligible options is expected to take place shortly after the expiration of the offer.
This notice does not constitute the Offer to Exchange Certain Outstanding Options for Restricted Stock Units (referred to as the “Offer to Exchange”). The full terms of the offer are described in (1) the Offer to Exchange; (2) the launch email, dated November 19, 2015, announcing the offer; and (3) the election form attached to the launch email, together with its associated instructions. You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov, on A10’s offer website at https://A10.equitybenefits.com, or by contacting A10 Stock Administration at stockadmin@a10networks.com or phone (408) 240-9341.